EXHIBIT 99.1

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2008

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                      INDEX TO UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2008

                                                                          PAGE
                                                                          ----

BALANCE SHEETS                                                              1

STATEMENTS OF OPERATIONS                                                    2

STATEMENTS OF CASH FLOWS                                                    3

NOTES TO FINANCIAL STATEMENTS                                              4-9

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                             (dollars in thousands)

                                                               AS OF        AS OF
                                                             MARCH 31,   DECEMBER 31,
                                                             --------      --------
                                                               2008          2007
                                                             --------      --------
                                                            (UNAUDITED)
                                                             --------
A S S E T S

    CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                             $ 32,374      $ 44,536
       TRADE ACCOUNTS RECEIVABLE:
          RELATED PARTIES                                      10,494        12,823
          OTHERS                                               31,691        32,154
       OTHER RECEIVABLES                                        3,805         4,748
       INVENTORIES                                             34,398        27,806
       OTHER CURRENT ASSETS                                     1,347         1,580
                                                             --------      --------
             TOTAL CURRENT ASSETS                             114,109       123,647
                                                             --------      --------

    LONG-TERM INVESTMENTS                                      14,984        15,093
                                                             --------      --------

    PROPERTY AND EQUIPMENT, NET                               520,518       502,287
                                                             --------      --------

    INTANGIBLE ASSETS, NET                                     31,855        34,711
                                                             --------      --------

    OTHER ASSETS , NET                                         10,652        11,044
                                                             ========      ========

             TOTAL ASSETS                                    $692,118      $686,782
                                                             ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       CURRENT MATURITIES OF CONVERTIBLE DEBENTURES          $  8,426      $  7,887
       TRADE ACCOUNTS PAYABLE                                  55,988        49,025
       DEFERRED REVENUE                                         9,935            --
       OTHER CURRENT LIABILITIES                               17,926        20,024
                                                             --------      --------
             TOTAL CURRENT LIABILITIES                         92,275        76,936

    LONG-TERM DEBT FROM BANKS (*)                             390,210       379,314

    DEBENTURES (**)                                           116,618       117,460

    LONG-TERM CUSTOMERS' ADVANCES                              16,059        27,983

    OTHER LONG-TERM LIABILITIES                                59,793        40,380
                                                             --------      --------
             TOTAL LIABILITIES                                674,955       642,073
                                                             --------      --------

    SHAREHOLDERS' EQUITY                                       17,163        44,709
                                                             ========      ========

             TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $692,118      $686,782
                                                             ========      ========


(*) OF WHICH $360,210 AND $365,563 AT FAIR VALUE AS OF MARCH 31, 2008 AND DECEMBER 31, 2007, RESPECTIVELY.

(**) OF WHICH $27,326 AND $28,484 AT FAIR VALUE AS OF MARCH 31, 2008 AND DECEMBER 31, 2007, RESPECTIVELY

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)


                                                   THREE MONTHS ENDED           YEAR ENDED
                                                         MARCH 31,             DECEMBER 31,
                                                -------------------------       ---------
                                                  2008             2007            2007
                                                ---------       ---------       ---------
                                                       (UNAUDITED)
                                                -------------------------
REVENUES                                        $  57,607       $  55,604       $ 230,853

COST OF SALES                                      68,255          71,519         284,771
                                                ---------       ---------       ---------

        GROSS LOSS                                (10,648)        (15,915)        (53,918)
                                                ---------       ---------       ---------

OPERATING COSTS AND EXPENSES

     RESEARCH AND DEVELOPMENT                       2,976           3,609          13,790
     MARKETING, GENERAL AND ADMINISTRATIVE          7,768           8,077          31,604
                                                ---------       ---------       ---------

                                                   10,744          11,686          45,394
                                                =========       =========       =========

        OPERATING LOSS                            (21,392)        (27,601)        (99,312)

FINANCING EXPENSE, NET                             (7,800)        (12,710)        (34,976)

OTHER INCOME (EXPENSE), NET                          (428)             69              92
                                                ---------       ---------       ---------

              LOSS FOR THE PERIOD               $ (29,620)      $ (40,242)      $(134,196)
                                                =========       =========       =========

BASIC LOSS PER ORDINARY SHARE

     LOSS PER SHARE                             $   (0.24)      $   (0.38)      $   (1.13)
                                                =========       =========       =========

     WEIGHTED AVERAGE NUMBER OF ORDINARY
        SHARES OUTSTANDING - IN THOUSANDS         124,228         105,060         118,857
                                                =========       =========       =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (dollars in thousands)

                                                                                       THREE MONTHS ENDED
                                                                                            MARCH 31,
                                                                                     -----------------------
                                                                                       2008           2007
                                                                                     --------       --------
                                                                                           (UNAUDITED)
                                                                                     -----------------------
CASH FLOWS - OPERATING ACTIVITIES

    LOSS FOR THE PERIOD                                                              $(29,620)      $(40,242)
    ADJUSTMENTS TO RECONCILE LOSS FOR THE PERIOD
      TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
        INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
           DEPRECIATION AND AMORTIZATION                                               35,421         43,585
           EFFECT OF INDEXATION, TRANSLATION AND FAIR VALUE MEASUREMENT ON DEBT          (742)         2,461
           OTHER EXPENSE (INCOME), NET                                                    428            (69)
        CHANGES IN ASSETS AND LIABILITIES:
           DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE                             2,792         (4,629)
           DECREASE IN OTHER RECEIVABLES AND OTHER CURRENT ASSETS                       1,170            455
           INCREASE IN INVENTORIES                                                     (7,127)        (3,484)
           INCREASE IN TRADE ACCOUNTS PAYABLE                                           4,201          9,191
           DECREASE IN OTHER CURRENT LIABILITIES                                       (2,505)        (1,259)
           INCREASE (DECREASE) IN OTHER LONG-TERM LIABILITIES                            (150)            68
                                                                                     --------       --------
                                                                                        3,868          6,077
           DECREASE IN LONG-TERM CUSTOMERS' ADVANCES, NET                                (183)          (528)
                                                                                     --------       --------
             NET CASH PROVIDED BY OPERATING ACTIVITIES                                  3,685          5,549
                                                                                     --------       --------

CASH FLOWS - INVESTING ACTIVITIES

    INVESTMENTS IN PROPERTY AND EQUIPMENT                                             (41,087)       (23,836)
    PROCEEDS RELATED TO SALE AND DISPOSAL OF PROPERTY AND EQUIPMENT                        --             69
    INVESTMENTS IN OTHER ASSETS AND INTANGIBLE ASSETS                                     (21)          (911)
    INCREASE IN SHORT-TERM INTEREST-BEARING DEPOSITS                                       --         (3,770)
                                                                                     --------       --------
             NET CASH USED IN INVESTING ACTIVITIES                                    (41,108)       (28,448)
                                                                                     --------       --------

CASH FLOWS - FINANCING ACTIVITIES

    PROCEEDS FROM ISSUANCE OF DEBENTURES AND WARRANTS, NET                              1,440             --
    PROCEEDS FROM LONG-TERM LOANS                                                      32,000             --
    PROCEEDS FROM ISSUANCE OF ORDINARY SHARES AND WARRANTS, NET                            --         28,867
    REPAYMENT OF DEBENTURE                                                             (8,179)        (7,088)
    PROCEEDS FROM EXERCISE OF SHARE OPTIONS                                                --              2
                                                                                     --------       --------
             NET CASH PROVIDED BY FINANCING ACTIVITIES                                 25,261         21,781
                                                                                     ========       ========

        DECREASE IN CASH AND CASH EQUIVALENTS                                         (12,162)        (1,118)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                                        44,536         39,710
                                                                                     --------       --------

        CASH AND CASH EQUIVALENTS - END OF PERIOD                                    $ 32,374       $ 38,592
                                                                                     ========       ========

NON-CASH ACTIVITIES

    INVESTMENTS IN PROPERTY AND EQUIPMENT                                            $ 14,351       $  8,743
                                                                                     ========       ========
    CONVERSION OF LONG-TERM CUSTOMERS' ADVANCES
      TO SHARE CAPITAL                                                               $     --       $  1,666
                                                                                     ========       ========
    CONVERSION OF CONVERTIBLE DEBENTURES TO SHARE CAPITAL                            $      3       $    540
                                                                                     ========       ========
    CUMULATIVE EFFECT OF THE FACILITY AGREEMENT TO RETAINED EARNINGS                 $     --       $ 65,207
                                                                                     ========       ========
    RECLASSIFICATION OF BIFURCATED CONVERSION OPTION TO SHAREHOLDERS' EQUITY         $     --       $ 28,377
                                                                                     ========       ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

    CASH PAID DURING THE PERIOD FOR INTEREST                                         $  6,956       $  7,221
                                                                                     ========       ========
    CASH PAID DURING THE PERIOD FOR INCOME TAXES                                     $      4       $      4
                                                                                     ========       ========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2008
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL

     A.   BASIS FOR PRESENTATION

          (1) The unaudited condensed interim consolidated financial statements as of March 31, 2008 and for the three months then ended ("interim financial statements") of Tower Semiconductor Ltd. and subsidiary ("the Company") should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2007 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

          (2) The interim financial statements are presented in accordance with U.S. generally accepted accounting principles ("US GAAP"). Prior to the 2007 audited consolidated financial statements, the Company prepared its financial statements in accordance with generally accepted accounting principles in Israel ("IL GAAP") and provided reconciliation to US GAAP in the notes to the financial statements.

          (3)  RECENTLY ISSUED ACCOUNTING STANDARDS

               In March 2008, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161"). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. The Company will be required to provide enhanced disclosures about (a) how and why derivative instruments are used; (b) how derivative instruments and related hedged items are accounted for under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Certain Hedging Activities ("SFAS 133"), and its related interpretations; and (c) how derivative instruments and related hedged items affect the Company's financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the additional disclosure requirements of SFAS 161.

          (4) Certain amounts in prior years' financial statements have been reclassified in order to conform to 2008 presentation.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2008
          (dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (CONT.)

     B.   ESTABLISHMENT AND OPERATIONS OF NEW FABRICATION FACILITY ("FAB 2")

          In 2001, the Company's Board of Directors approved the establishment of the Company's second wafer fabrication facility in Israel ("Fab 2"). In Fab 2, the Company manufactures semiconductor integrated circuits on silicon wafers in geometries of 0.18 to 0.13 micron on 200-millimeter wafers. In connection with the establishment, equipping and financing of Fab 2, the Company has entered into several related agreements and other arrangements and has completed several public and private financing transactions. For additional information, see Notes 9B,13A,14C and 14F-M to the 2007 audited consolidated financial statements.

          The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, some of which were amended several times, see Notes 9B and 13A to the 2007 audited consolidated financial statements.

     C.   FINANCING OF THE COMPANY'S ONGOING OPERATIONS

          In recent years, the Company has experienced significant recurring losses, recurring negative cash flows from operating activities and an increasing accumulated deficit. The Company is working in various ways to mitigate its financial difficulties. Since the second half of 2005, the Company has increased its customer base, mainly in Fab 2, modified its organizational structure to better address its customers and its market positioning, increased its sales, recorded ten consecutive quarters of positive EBITDA commencing the fourth quarter of 2005 and six consecutive quarters of positive cash flow from operations commencing the fourth quarter of 2006, reduced its losses, increased its capacity level and utilization rates, raised funds and restructured its bank debt. See also Notes 9B, 13A(4), 14C and 14 I-M to the 2007 audited consolidated financial statements.

          The Company continues to examine alternatives for additional funding sources in order to fund its Fab2 ramp-up plan.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2008
          (dollars in thousands, except share data and per share data)

NOTE 2 - INVENTORIES

     Inventories consist of the following:

                          March 31,  December 31,
                          -------      -------
                            2008         2007
                          -------      -------

     Raw materials        $12,594      $12,351
     Work in process       19,549       14,964
     Finished goods         2,255          491
                          -------      -------
                          $34,398      $27,806
                          =======      =======

     Work in process and finished goods inventories are presented net of aggregate write downs to net realizable value of $7,218 and $6,497 as of March 31, 2008 and December 31, 2007, respectively.

NOTE 3 - FAIR VALUE MEASUREMENTS

     The Company decided to early adopt the provisions of SFAS No. 157 effective January 1, 2007, concurrent with the adoption of FASB 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). In February 2008, the FASB issued FASB Staff Position 157-2 ("FSP 157-2"), which delayed the implementation of SFAS 157 until January 1, 2009 for nonfinancial assets and liabilities that are not required to be measured at fair value on a recurring basis. We early adopted FASB No. 157 as of January 1, 2007 and as such would not be affected by the issuance of this FSP.

     The income approach was applied using a present value technique. For Loans
     - The cash flows used in that technique reflect the income stream expected to be used to satisfy the obligation over its economic life. For Embedded Derivatives - the Company utilized the Black Scholes Merton formula. For Over the Counter derivatives - the Company used the market approach using quotation from dealer markets. For convertible debentures series E - The market approach was applied using quoted prices for the same debentures.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2008
          (dollars in thousands, except share data and per share data)

NOTE 3 - FAIR VALUE MEASUREMENTS (CONT.)

     Recurring Fair Value Measurements Using:

                                                   Quoted
                                                  prices in
                                                    active
                                                  market for
                                                  identical    Significant
                                     March 31,    liability    Unobservable
                                       2008        (Level 1)  Inputs (Level 3)
                                     --------      --------      --------

Quoted securities - convertible
debentures series E                  $ 27,326      $ 27,326      $     --
Long-term debt                        360,210            --       360,210
Derivatives                             5,672            --         5,672
                                     --------      --------      --------
                                     $393,208      $ 27,326      $365,882
                                     ========      ========      ========

     Asset Measurement on a Recurring Basis Using Significant Unobservable Inputs (Level 3):

                                                Long-term debt    Derivatives
                                                   ---------       ---------

As of January 1, 2008- at fair value               $ 365,563       $   7,313
Total gains unrealized in earnings                    (5,353)         (1,641)
                                                   ---------       ---------
As of March 31, 2008 - at fair value               $ 360,210       $   5,672
                                                   =========       =========

Unrealized gain  in earnings from liabilities
still held at period end                           $  (5,353)      $  (1,641)
                                                   =========       =========

     Recurring Fair Value Measurements Using:

                                                      Quoted
                                                     prices in
                                                      active
                                                     market for     Significant
                                                     identical         other         Significant
                                     December 31,    liability   observable Inputs   Unobservable
                                        2007         (Level 1)       (Level 2)     Inputs (Level 3)
                                      ---------      ---------       ---------       ---------
Trading securities - convertible
debentures series E                   $  28,484      $  28,484       $      --       $      --
Long-term debt                          365,563             --              --         365,563
Derivatives                               7,018             --            (295)          7,313
                                      ---------      ---------       ---------       ---------
                                      $ 401,065      $  28,484       $    (295)      $ 372,876
                                      =========      =========       =========       =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2008
          (dollars in thousands, except share data and per share data)

NOTE 3 - FAIR VALUE MEASUREMENTS (CONT.)

     Asset Measurement on a Recurring Basis Using Significant Unobservable Inputs (Level 3):

                                                 Long-term debt   Derivatives
                                                   ---------       ---------

As of January 1, 2007- at fair value               $ 367,223       $  11,513
Total gains unrealized in earnings                    (1,660)         (4,200)
                                                   ---------       ---------
As of December 31, 2007 - at fair value            $ 365,563       $   7,313
                                                   =========       =========

Unrealized gain  in earnings from liabilities
still held at period end                           $  (1,660)      $  (4,200)
                                                   =========       =========

NOTE 4 - RECENT DEVELOPMENTS

     A.   REGISTRATION STATEMENT

          In January 2008, the Company has filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, registering the possible offer and sale from time to time of up to $40,000 of securities which the Company may elect to so offer and sell during the three years following the effective date of the registration statement. The registration form was declared effective in February 2008. The Company has made no decisions as to when, if at all, it will actually raise funds under this registration statement.

     B.   CUSTOMER AGREEMENT AMENDMENT

          In 2004, the Company and Siliconix incorporated ("Siliconix"), a subsidiary of Vishay Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing in the Company's Fab 1. During the first quarter of 2008, the parties amended the agreement to revise the terms of the purchase of trench wafers products as well as transfer additional product platforms to Tower for manufacturing new products to Siliconix in Fab 1.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2008
          (dollars in thousands, except share data and per share data)

NOTE 4 - RECENT DEVELOPMENTS (CONT.)

     C.   HEDGING ACTIVITIES

          As of March 31, 2008 and December 31, 2007, the Company had outstanding agreements to hedge the cash flows variability of interest rate on loans, the aggregate amount of which was $370,000 and $80,000 respectively. These agreements resulted in realized interest income of $168 and $276 for the three months ended March 31, 2008 and 2007, respectively, and in realized interest income of $1,074 for the year ended December 31, 2007. For additional information, see also Note 11A to the 2007 audited consolidated financial statements.

     D.   ACQUISITION OF JAZZ TECHNOLOGIES

          On May 2008, the Company entered into a definitive agreement (the "Agreement") with Jazz Technologies(TM), Inc (AMEX: JAZ), the parent company of its wholly-owned subsidiary, Jazz Semiconductor, a leading independent wafer foundry focused on Analog-Intensive Mixed -Signal
          (AIMS) process technologies based in NewPort Beach, California ("Jazz"), pursuant to which the Company is to acquire Jazz in a stock-for-stock transaction.

          The Agreement provides that, upon the terms and subject to the conditions set in the Agreement, Jazz will merge with a wholly-owned subsidiary of the Company (to be formed for that purpose), with Jazz as the surviving corporation (the "Acquisition"). The Agreement has been approved by the boards of directors of both the Company and Jazz and is subject to the approval of Jazz's shareholders and other customary closing conditions and other regulatory approvals. The acquisition is expected to close in the second half of 2008.